<u>JPB-X Form ATS-N Material Amendment – Blackline (2021-09-10)</u>

Material Amendment: (Accession Number 0000019617-21-000428)

Part3:Item4 – Change Close Price Match matching time for an NMS stock to 30 seconds

JPB-X operates during the regular trading hours set by the primary markets for NMS stocks; the hours for such a primary market typically are from 9:30 a.m. to 4:00 p.m. (New York time), Monday-Friday, except on holidays observed by the primary market. JPB-X can accept conditional orders from the algorithms/SOR starting at 6:30 a.m. JPB-X does not match or execute Firm/Conditional Orders in an NMS stock until after the NMS stock has opened on its primary market.

JPB-X accepts conditional orders designated for Close Price Match (see Part III, Item 7), and amendments and cancellations of such conditional orders, from the algorithms/SOR during the regular trading hours set by the primary exchange for the NMS stock being traded until the Close Price Match matching time. The Close Price Match matching time for an NMS stock is ~~two minutes~~<u>thirty seconds</u> before the market-on-close cut-off time for that stock's primary exchange. JPB-X executes orders designated for Close Price Match after the primary exchange for the NMS stock being traded publishes an official closing price as determined by the closing auction.

Part3:Item9 – Change firmup time to one second for Close Price Match

JPB-X receives conditional orders routed to it by the SOR, by JPMS trading algorithms via the SOR, or by Subscribers that access JPB-X directly. A conditional order describes the price, size, side, symbol, and minimum match size of the trading interest. Conditional orders can take the form of the Firm/Conditional Order types described in response to Part III, Item 7. JPB-X matches conditional orders designated for the VWAP Price Match and Close Price Match as described in response to Part III, Item 11. If two or more conditional orders match, JPB-X sends a firm-up invitation to (i) the SOR, if it had routed one of the matched conditional orders without instruction to do so from a JPMS algorithmic trading strategy, (ii) any JPMS algorithmic trading strategy that instructed the SOR to route one of the matched conditional orders, and/or (iii) any Subscriber that routed one of the matched conditional orders directly to JPB-X (with multiple firm-up invitations being sent to (i) any JPMS algorithmic trading strategy that routed more than one of the matched conditional orders or (ii) the SOR if it had routed more than one of the matched conditional orders without instruction to do so from a JPMS algorithmic trading strategy). The firm-up invitation includes the symbol, quantity, and price of the associated same-side conditional order that prompted the firm-up invitation and the matched size of contra-side trading interest.

When JPB-X sends a firm-up invitation, JPB-X cancels the corresponding conditional order, and the recipient of the firm-up invitation (i.e., the SOR, a JPMS algorithmic trading strategy, or a Subscriber) has the duration of the firm-up period to determine whether to send a firm-up order in response to the firm-up invitation. The price and size attributes reflected in a Subscriber's firm-up order may differ from the corresponding attributes reflected in the Subscriber's earlier conditional order. The firm-up period is the shorter of (i) the time it takes for JPB-X to receive firm-up orders corresponding to all of the matched conditional orders or (ii) the default firm-up period, which is <u>one second for Close Price Match and </u>two seconds <u>for VWAP Price Match</u>. JPB-X does not match any firm-up orders until the firm-up period elapses. When the firm-up period elapses, JPB-X matches the firm-up orders designated for the VWAP Price Match and Close Price Match as described in response to Part III, Item 11.

By default, the algorithms/SOR can route conditional orders to JPB-X. Subscribers can opt out of the routing of conditional orders on their behalf. Subscribers can opt out in whole or in part (with respect to a subset of conditional orders or all conditional orders) by contacting their JPMS sales representatives. JPMS implements such restrictions as soon as reasonably practicable. In addition, JPMS reserves the right to limit or prohibit the use of conditional orders for Subscribers at JPMS' discretion if, as described in response to Part III, Item 3, ECS Liquidity Product Specialists responsible for the operation of JPB-X detect systematic behavior resulting in a materially negative impact to the operation of JPB-X or to other Subscribers as evidenced by, e.g., a high cancellation rate or, with respect to orders designated for VWAP Price Match, high VWAP slippage of the Subscriber's algorithmic orders.